TransAlta’s Wabamun plant remains on standby

CALGARY, Alberta (August 17, 2005) – TransAlta Corporation (TSX: TA; NYSE: TAC) today announced that its Wabamun unit four will remain on standby until the appropriate regulatory approvals are received.

TransAlta was forced to shut down the 279 megawatt unit on August 3, 2005 due to the CN train derailment and resulting oil spill into Lake Wabamun, Alberta.

TransAlta will continue to closely monitor the situation to determine when it can safely return the Wabamun plant to service without further harming the environment, hampering CN’s clean-up efforts or damaging plant equipment.

TransAlta estimates operating income has been adversely impacted by $5 million to $6 million to date as a result of the shut down.  TransAlta will seek recovery for all losses from those responsible.

Both the Sundance and Keephills facilities continue to operate as usual.

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. We maintain a low-risk profile for investors by operating a highly contracted portfolio of assets in Canada, the U.S., Mexico and Australia. Our focus is to efficiently operate our coal-fired, gas-fired, hydro and renewable facilities in order to provide our customers with a reliable, low-cost source of power. For more than 90 years, we’ve been a responsible operator and a proud contributor to the communities where we work and live.

This news release may contain forward-looking statements, including statements regarding the business and anticipated financial performance of TransAlta Corporation. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include legislative or regulatory developments, competition, global capital markets activity, changes in prevailing interest rates, currency exchange rates, inflation levels and general economic conditions in geographic areas where TransAlta Corporation operates.

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Investor inquiries:

Sneh Seetal

Mardell Van Nieuvenhuyse

Senior Media Relations Advisor

Senior Analyst, Investor Relations

Phone:  (403) 267-7330

Phone:  1-800-387-3598 in Canada and U.S.

Pager: (403) 213-7041

Phone:  (403) 267-2520    Fax (403) 267-2590

Email:  sneh_seetal@transalta.com

E-mail:  investor_relations@transalta.com